

March 31, 2015

Via E-mail
John T. Drexler
Chief Financial Officer
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

Re: **Arch Coal, Inc.**
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2015
File No. 001-13105

Dear Mr. Drexler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 76
Income Taxes, page 78

1. Given your recurring losses before income taxes, please disclose in future filings the nature of the deferred tax assets that have not been offset by a valuation allowance and how you determined they would be realized. Please also disclose the following:

   - The nature of the positive and negative evidence you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred tax assets;

- The amount of any pre-tax income you need to generate to realize the deferred tax assets;

- The anticipated future trends included in any projections of future taxable income; and

- State, if true, that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please provide us your proposed disclosures.

Consolidated Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-8

2. Please tell us (a) the nature of the amounts included in the minimum royalty payments line item and (b) how you determined they represented cash outflows from investing activities pursuant to ASC 230-10-45-13.

Note 26. Segment Information, page F-50

3. In the second paragraph of this footnote, you indicate impairment charges and mine closure costs are included in the corporate, other and eliminations column. However, it appears some or all of these amounts are included in the reconciliation from Adjusted EBITDA to loss from continuing operations before income taxes. Please revise your disclosures in future filings, as appropriate. Please also revise your management's discussion and analysis in future filings to disclose with quantification the underlying business reasons for changes between periods in the corporate, other and eliminations column. Please provide us your proposed disclosures.

Definitive Proxy Statement on Schedule 14A Filed March 20, 2015
Executive Compensation, page 40

4. We note your disclosure under Overview on page 41 that the type and amount of compensation for each NEO is determined after considering a variety of factors. We also note the significant increase in your CEO's total compensation. In future filings, please revise your CD&A to separately discuss in greater detail your CEO's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers. For example, it is unclear how the amount of stock awards was determined for your CEO. For guidance,

please refer to the last paragraph of Section II.B in the Commission's Release No. 37-8732A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining